FOR IMMEDIATE RELEASE

WAKE FOREST, NC – (November 20, 2019) – Global Foods Group, LLC

Global Foods Group, LLC, provider of **Jaca™**, a new healthy sugar, today announced an addition to the Company's Senior Leadership Council (SLC).

"We are pleased to announce that the following industry expert has joined the Global Foods Group team", said Pete Ferrari, President of Global Foods Group, LLC.

Mr. John Crane is currently headquartered in Thailand, after two years in the U.S., where he worked as Chief Financial Officer for JSSI, the World's largest independent provider of maintenance programs for private/business jets.

Prior to Mr. Crane's time with JSSI, he had an extensive career in Asia. A 1990 graduate of the Lauder Institute of the University of Pennsylvania, Mr. Crane worked in Singapore in business development for United Technologies and then joined JP Morgan. He spent almost 14 years with JP Morgan in New York, Hong Kong, and Bangkok. Mr. Crane established the JP Morgan office in Bangkok in 1996, and was responsible for their Thai investment banking business for eight years, executing a variety of financing and M&A transactions for leading corporate clients, as well as, the Kingdom of Thailand.

Subsequent to his years with JPM, Mr. Crane consulted for a number of Thai and International clients including Macquarie Bank, SMobile Systems, and Thoresen Thai Agencies where he served as CFO of Mermaid Maritime and coordinated that company's listing on the Singapore Stock Exchange.

Mr. Crane recently resumed his consulting career and is working on various projects and consulting engagements including sustainable technologies and health centric food products where he provides trading, advisory and investment services to market participants.

Mr. Crane holds a B.A. in International Relations from Pomona College, an MBA from the Wharton School, and an M.A. in International Studies from the School of Arts and Sciences of the University of Pennsylvania.

About Global Foods Group, LLC and Jaca™

Global Foods Group, LLC is positioned to become the leading provider of a new, healthy, sugar called **Jaca™** to the world. GFG will be the first to introduce to the U.S. market, on a significant scale, this history making ingredient. By using this rare and healthy sugar as the catalyst, GFG will engage in a morally obligated effort to save humankind – one person at a time. GFG's singular focus will be to eviscerate entirely the presence of toxic, malignant, poisonous sugar.

Jaca™ will dethrone traditional sucrose as the apex sugar, freeing people to make the healthy choice, enjoying the delicious sweetness and texture they love without having to settle. This is the sugar that we should've had all along.

Jaca™ is the first natural sugar clinically proven to support weight management and body fat reduction with 90% less Calories than Traditional Sugar, Zero Net Carbs & Zero Glycemic Index. It is completely healthy for Type 1 Diabetics. Jaca is the only non-GMO Certified and Tested, Keto Approved, FODMAP Friendly, Kosher, Halal and naturally Vegan, Gluten-free, Grain-free, Soy-free and Cholesterol-free sugar. It contains **no chemicals**. Jaca is unique and, per the FDA, does not need to be included on the Nutrition Facts label as a Sugar or Added Sugar.